UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

C21 INVESTMENTS INC.
(Name of Issuer)
Common Shares, no par value
(Title of Class of Securities)
#12675Q 10 1
(CUSIP Number)
December 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No.	#12675Q 10 1

1	Names of Reporting Persons
John Robert Gordon Cheney
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization: Canadian

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power: 4,070,000*

	6	Shared Voting Power: 0

	7	Sole Dispositive Power: 4,070,000*

	8	Shared Dispositive Power: 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,070,000*
*Includes (i) 2,570,000 common shares, 2,382,000 of which are held indirectly through Nelson Capital Corporation, a private company wholly owned by John Robert Gordon Cheney, (ii) warrants convertible into 1,165,000 common shares, and (iii) incentive stock options for the purchase of up to 335,000 common shares.

10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9): Up to 9.0%**
**The percentages used herein are calculated based upon (i) 45,064,446 outstanding shares of the Issuer as of December 31, 2018, (ii) plus 1,165,000 common shares in aggregate underlying warrants, and (iii) fully vested incentive stock options for the purchase of up to 335,000 common shares.  The warrants and stock options are beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act.   The warrants are not exercisable if, as a result of an exercise, the holder would then become a “ten percent beneficial owner” of the Issuer’s common stock, as defined in Rule 16a-2 under the Act.

12	Type of Reporting Person (See Instructions): IN

Item 1.

(a)   Name of Issuer:  C21 Investments Inc.

(b)	Address of Issuer’s Principal Executive Offices: Suite 303, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5

Item 2.

(a)	Name of Person Filing: John Robert Gordon Cheney
(b)	Address of Principal Business Office or, if None, Residence: Suite 303, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5
(c)	Citizenship: Canadian
(d)	Title and Class of Securities: Common shares, no par value
(e)	CUSIP No.: #12675Q 10 1
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A
(a)	[_]	Broker or dealer registered under Section 15 of the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___

Item 4.   Ownership

(a)	Amount Beneficially Owned: 4,070,000*

(b)           Percent of Class:  Up to 9.0%**

(c)           Number of shares as to which such person has:

 (i)  Sole power to vote or to direct the vote: 4,070,000*

 (ii)      Sole power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 4,070,000*
(iv)	Shared power to dispose or to direct the disposition of: 0

*Includes (i) 2,570,000 common shares, 2,382,000 of which are held indirectly through Nelson Capital Corporation, a private company wholly owned by John Robert Gordon Cheney, (ii) warrants convertible into 1,165,000 common shares, and (iii) Incentive Stock Options for the purchase of up to 335,000 common shares.

**The percentages used herein are calculated based upon (i) 45,064,446 outstanding shares of the Issuer as of December 31, 2018, (ii) plus 1,165,000 common shares in aggregate underlying warrants, and (iii) fully vested incentive stock options for the purchase of up to 335,000 common shares.  The warrants and stock options are beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act.   The warrants are not exercisable if, as a result of an exercise, the holder would then become a “ten percent beneficial owner” of the Issuer’s common stock, as defined in Rule 16a-2 under the Act.

Item 5.       Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

N/A

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
N/A

Item 8.	Identification and classification of members of the group.
N/A

Item 9.	Notice of Dissolution of Group.
N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 2019

/s/  John Robert Gordon Cheney
John Robert Gordon Cheney

John Robert Gordon Cheney, CEO, President, Director and Over 5% Shareholder of C21 Investments Inc.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).